Exhibit 99.1

NICE Reports 27% Growth in Cloud Revenue For the First Quarter of 2020

Double Digit Growth in Operating Income and Earnings Per Share

Hoboken, New Jersey, May 14, 2020 - NICE (NASDAQ: NICE) today announced results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial Highlights

GAAP	Non-GAAP
Revenue of $410 million, growth of 9% year-over-year	Revenue of $411 million, growth of 9% year-over-year
Cloud revenue of $173 million, growth of 27% year-over-year	Cloud revenue of $173 million, growth of 27% year-over-year
Gross margin of 65.9% compared to 65.2% last year	Gross margin of 70.9% compared to 70.5% last year
Operating income of $59 million compared to $52 million last year, growth of 13%	Operating income of $111 million compared to $97 million last year, growth of 14%
Operating margin of 14.3% compared to 13.8% last year	Operating margin of 26.9% compared to 25.7% last year
Diluted EPS of $0.71 versus $0.58 last year, growth of 22%	Diluted EPS of $1.34 versus $1.18 last year, growth of 14%

“We are pleased to report strong first quarter results driven by an accelerated 27% growth in cloud revenue. We also delivered double-digit growth in operating income and earnings per share with further expansion of our operating margin,” said Barak Eilam, CEO NICE. “In light of the current environment, these strong results demonstrate the mission critical nature of our solutions and the strength of our cloud business driven by our three market leading cloud platforms, CXone for Customer Experience, X-Sight for Financial Crime and Compliance, and NICE Investigate for Public Safety.”

Mr. Eilam continued, “At the onset of COVID-19, we took immediate action, responding with solutions to provide customers the help they needed to quickly overcome the challenges they faced in this new environment, specifically their ability to move rapidly to the cloud and transform to digital. In fact, we signed up dozens of customers with thousands of agents for our CXone@home offering aimed at helping these customers shift their agents to work from home. I am pleased to see that we have witnessed great response to our offerings across all our business segments that provided the agility these organizations needed.

“At the same time, these organizations are preparing for the next phase - the transformation to cloud and digital. Furthermore, their ability to respond very rapidly in the last few months and manage changes that they thought would take years instead of days is giving them confidence that they have the ability to transform quickly. While we are faced with some unpredictability in the short term due to the economic environment, we continue to experience strong growth in our cloud business. As the clear leader in both cloud and digital in our markets, along with a strong balance sheet, strong cash generation and a keen focus on execution and profitability, we are clearly in the best competitive position to provide the platforms that these organizations need to transform their operations.”

GAAP Financial Highlights for the First Quarter Ended March 31:

Revenues: First quarter 2020 total revenues increased 8.9% to $410.4 million compared to $377.0 million for the first quarter of 2019.

Gross Profit: First quarter 2020 gross profit and gross margin increased to $270.3 million and 65.9%, respectively, compared to  $246.0 million and 65.2%, respectively, for the first quarter of 2019.

Operating Income: First quarter 2020 operating income and operating margin increased to $58.8 million and 14.3%, respectively, compared to $51.9 million and 13.8%, respectively, for the first quarter of 2019.

Net Income: First quarter 2020 net income and net income margin increased to $46.1 million and 11.2%, respectively, compared to $37.1 million and 9.8%, respectively, for the first quarter of 2019.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the First quarter of 2020 increased 22.4% to $0.71, compared to $0.58 in the first quarter of 2019.

Operating Cash Flow and Cash Balance: First quarter 2020 operating cash flow was $154.8 million. In the first quarter, $24.1 million was used for share repurchases. As of March 31, 2020, total cash and cash equivalents, short and long term investments were $1,035.4 million, and total debt was $467.2 million.

Non-GAAP Financial Highlights for the First Quarter Ended March 31:

Revenues: First quarter 2020 Non-GAAP total revenues increased 8.8% to $411.2 million compared to $377.9 million for the first quarter of 2019.

Gross Profit: First quarter 2020 Non-GAAP gross profit and gross margin increased to $291.6 million and 70.9%, respectively, compared to $266.5 million and 70.5%, respectively, for the first quarter of 2019.

Operating Income: First quarter 2020 Non-GAAP operating income and Non-GAAP operating margin increased to $110.5 million and 26.9%, respectively, compared to $97.0 million and 25.7%, respectively, for the first quarter of 2019.

Net Income: First quarter 2020 Non-GAAP net income and Non-GAAP net income margin increased to $87.9 million and 21.4%, respectively, from $75.5 million and 20.0%, respectively, for the first quarter of 2019.

Fully Diluted Earnings Per Share: First quarter 2020 Non-GAAP fully diluted earnings per share increased 13.6% to $1.34, compared to $1.18 for the first quarter of 2019.

Second Quarter and Full Year 2020 Guidance:

NICE’s guidance is based on current market conditions and expectations. The guidance is subject to various cautionary factors referenced in the section entitled "Forward-Looking Statements" below, including risks and uncertainties associated with the COVID-19 pandemic.

Second Quarter 2020: Second quarter 2020 Non-GAAP total revenues are expected to be in a range of $387 million to $397 million. Second quarter 2020 Non-GAAP fully diluted earnings per share are expected to be in a range of $1.28 to $1.38.

Given uncertainties related to the COVID-19 pandemic and the rapidly changing global economic environment, the company is withdrawing its previously issued full-year 2020 guidance provided February 13, 2020.

Quarterly Results Conference Call

NICE management will host its earnings conference call today May 14th, 2020 at 8:30 AM ET, 13:30 GMT,
15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-344-364. The Passcode is 975 313 67. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom
0-800-032-9687. The Passcode for the replay is 706 733 80.

Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on long term debt and the tax effect of the Non-GAAP adjustments. Business combination accounting rules require the recognition of a legal performance obligation related to a revenue arrangement of an acquired entity as a liability. The amount assigned to such liability should be based on its fair value at the date of acquisition. The Non-GAAP adjustment for a revenue arrangement is intended to reflect the full amount of such revenue. The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). In addition, COVID-19 is contributing to a general slowdown in the global economy and may affect the Company’s business, results of operations, financial condition and our future strategic plans. At this time, the extent to which the COVID-19 may impact the Company’s financial condition or results of operations is uncertain. Furthermore, due to our subscription based business model, the effect of the COVID-19 may not be fully reflected in our results of operations until future periods, if at all. You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this presentation speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

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NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2020	2019
	Unaudited	Unaudited

Revenue:
Product	$64,608	$70,031
Services	173,192	170,918
Cloud	172,628	136,078
Total revenue	410,428	377,027

Cost of revenue:
Product	6,104	5,881
Services	53,513	55,123
Cloud	80,468	70,046
Total cost of revenue	140,085	131,050

Gross profit	270,343	245,977

Operating expenses:
Research and development, net	52,781	46,566
Selling and marketing	99,816	102,067
General and administrative	49,113	34,714
Amortization of acquired intangible assets	9,805	10,701
Total operating expenses	211,515	194,048

Operating income	58,828	51,929

Finance and other expense, net	1,650	3,418

Income before tax	57,178	48,511
Taxes on income	11,064	11,447
Net income	46,114	37,064

Less: net loss attributable to non-controlling interests	84	-

Net income attributable to Nice Ltd.'s shareholders	46,198	37,064

Earnings per share:
Basic	$0.74	$0.60
Diluted	$0.71	$0.58

Weighted average shares outstanding:
Basic	62,477	61,842
Diluted	65,335	63,759

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2020	2019

GAAP revenues	$410,428	$377,027
Valuation adjustment on acquired deferred product revenue	-	15
Valuation adjustment on acquired deferred services revenue	-	2
Valuation adjustment on acquired deferred cloud revenue	779	872
Non-GAAP revenues	$411,207	$377,916

GAAP cost of revenue	$140,085	$131,050
Amortization of acquired intangible assets on cost of product	(1,134)	(870)
Amortization of acquired intangible assets on cost of services	(1,522)	(1,535)
Amortization of acquired intangible assets on cost of cloud	(15,558)	(14,805)
Valuation adjustment on acquired deferred cost of cloud	293	686
Cost of product revenue adjustment (1)	(68)	(105)
Cost of services revenue adjustment (1)	(1,600)	(2,144)
Cost of cloud revenue adjustment (1,2)	(844)	(907)
Non-GAAP cost of revenue	$119,652	$111,370

GAAP gross profit	$270,343	$245,977
Gross profit adjustments	21,212	20,569
Non-GAAP gross profit	$291,555	$266,546

GAAP operating expenses	$211,515	$194,048
Research and development (1)	(2,615)	(1,562)
Sales and marketing (1,2)	(5,265)	(5,676)
General and administrative (1,2)	(12,834)	(6,610)
Amortization of acquired intangible assets	(9,805)	(10,702)
Valuation adjustment on acquired deferred commission	35	93
Non-GAAP operating expenses	$181,031	$169,591

GAAP finance & other expense (income), net	$1,650	$3,418
Amortization of discount on debt	(2,342)	(2,308)
Non-GAAP finance & other expense (income), net	$(692)	$1,110

GAAP taxes on income	$11,064	$11,447
Tax adjustments re non-GAAP adjustments	12,291	8,882
Non-GAAP taxes on income	$23,355	$20,329

GAAP net income	$46,114	$37,064
Valuation adjustment on acquired deferred revenue	779	889
Valuation adjustment on acquired deferred cost of cloud revenue	(293)	(686)
Amortization of acquired intangible assets	28,019	27,912
Valuation adjustment on acquired deferred commission	(35)	(93)
Share-based compensation (1)	21,645	17,004
Acquisition related expenses (2)	1,581	-
Amortization of discount on long term debt	2,342	2,308
Tax adjustments re non-GAAP adjustments	(12,291)	(8,882)
Non-GAAP net income	$87,861	$75,516

GAAP diluted earnings per share	$0.71	$0.58

Non-GAAP diluted earnings per share	$1.34	$1.18

Shares used in computing GAAP diluted earnings per share	65,335	63,759

Shares used in computing non-GAAP diluted earnings per share	65,335	63,759

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1) Share-based Compensation

	Quarter ended
	March 31,
	2020	2019

Cost of product revenue	$68	$105
Cost of services revenue	1,600	2,144
Cost of cloud revenue	844	907
Research and development	2,615	1,562
Sales and marketing	5,177	5,676
General and administrative	11,341	6,610
	$21,645	$17,004

(2) Acquisition related expenses

	Quarter ended
	March 31,
	2020	2019

Sales and marketing	$88	$-
General and administrative	1,493	-
	$1,581	$-

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended
	March 31,
	2020	2019
	Unaudited	Unaudited

Operating Activities

Net income	$46,114	37,064
Depreciation and amortization	44,050	41,808
Stock based compensation	21,568	17,004
Amortization of premium and discount and accrued interest on marketable securities	748	(341)
Deferred taxes, net	(9,192)	(7,858)
Changes in operating assets and liabilities:
Trade Receivables	659	30,723
Prepaid expenses and other assets	(14,091)	(20,582)
Trade payables	12,478	(825)
Accrued expenses and other current liabilities	11,897	32,438
Operating lease right-of-use assets, net	4,149	4,117
Deferred revenue	38,513	53,407
Long term liabilities	-	123
Operating lease liabilities	(5,557)	(5,505)
Amortization of discount on long term debt	2,343	2,307
Other	1,143	(1,468)
Net cash provided by operating activities	154,822	182,412

Investing Activities

Purchase of property and equipment	(9,633)	(8,416)
Purchase of Investments	(85,427)	(191,308)
Proceeds from Investments	85,885	76,950
Capitalization of software development costs	(9,287)	(8,494)
Payments for business acquisitions, net of cash acquired	(50,836)	-
Net cash used in investing activities	(69,298)	(131,268)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	1,484	1,617
Purchase of treasury shares	(24,070)	(10,100)
Capital Lease payments	(162)	(253)
Net cash used in financing activities	(22,748)	(8,736)

Effect of exchange rates on cash and cash equivalents	(1,987)	189

Net change in cash and cash equivalents	60,789	42,597
Cash and cash equivalents, beginning of period	$228,323	$242,099

Cash and cash equivalents, end of period	$289,112	$284,696

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2020	2019
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$289,112	$228,323
Short-term investments	192,525	210,772
Trade receivables	315,786	319,622
Prepaid expenses and other current assets	130,163	116,972

Total current assets	927,586	875,689

LONG-TERM ASSETS:
Long-term investments	553,732	542,389
Property and equipment, net	141,775	141,647
Deferred tax assets	30,626	30,513
Other intangible assets, net	405,710	411,019
Operating lease right-of-use assets	103,649	106,196
Goodwill	1,428,056	1,378,418
Other long-term assets	124,762	124,034

Total long-term assets	2,788,310	2,734,216

TOTAL ASSETS	$3,715,896	$3,609,905

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$40,979	$30,376
Deferred revenues and advances from customers	274,793	245,792
Current maturities of operating leases	21,200	21,519
Exchangeable senior notes	253,616	251,583
Accrued expenses and other liabilities	407,391	391,685

Total current liabilities	997,979	940,955

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	31,199	26,045
Operating leases	99,780	103,490
Deferred tax liabilities	46,494	52,509
Loan	213,542	213,313
Other long-term liabilities	16,197	16,327

Total long-term liabilities	407,212	411,684

SHAREHOLDERS' EQUITY
Nice Ltd's equity	2,285,804	2,257,266
Non-controlling interests	24,901	-

Total shareholders' equity	2,310,705	2,257,266

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,715,896	$3,609,905